                              QUINTALINUX LIMITED
                                Suite 2209-2217
                             22/F Metro Centre II
                              21 Lam Hing Street
                            Kowloon Bay, Hong Kong
                           Phone: 011-852-2893-2682
                            Fax: 011-852-2572-2131

Contact: David C. V. Lee                          Investor Relations:
         CEO                                      Dan Matsui/Eugene Heller
         Quintalinux Limited                      Silverman Heller Associates
         (852) 2893-2682                          (310) 208-2550
         davidlee@quintalinux.com                 dmatsui@sha-ir.com
         ------------------------                 ------------------

                      Quintalinux Limited Expands Board,
                             Adds Three Directors

Kowloon Bay, HONG KONG (September 21, 2000) - Quintalinux Limited ("Company") (Nasdaq: QLNX), a leading technology services provider in the Peoples Republic of China and Hong Kong, which contracts high technology, "intelligent building" construction and interior design solutions and is a leading provider of Linux-based applications and systems, today announced the expansion of its board of directors with the addition of Frank Bleackley, Richard Cheung, and Ryoji Shikiba.

Mr. Bleackley is the director of Quintalinux' systems technology division, which includes the Uni-Zone and Good Prominent subsidiary companies. Mr. Bleackley brings over 28 years of business experience in Northeast and Southeast Asia, having held a number of senior management positions with Chubb Security Group, a division of Williams PLC and a leading electronic security and protective systems and services company, prior to joining Quintalinux. During his tenure with Chubb, Mr. Bleackley was responsible for marketing and business development in the People's Republic of China, Hong Kong, Taiwan, and Macau. He also established a number of subsidiary and joint venture companies for Chubb, which resulted in the formation of Chubb China Holdings Limited, a holding company, of which he was appointed managing director.

Mr. Cheung directs Quintalinux' construction technology division, which consists of three construction contracting subsidiaries: Interact Contracting; Interact Design and Contracting; and Pado Contracting. His extensive professional background includes surveying; town planning, interior design, and project management. In addition, Mr. Cheung serves on a number of appeal tribunals, liaison committees, and other working groups as a Fellow member and nominated representative of the Hong Kong Institute of Surveyors. His experience also includes licensing and arbitration, being an Associate member of the Chartered Institute of Arbitrators, which enables him to remain current with government policies and regulatory trends. Prior to joining Quintalinux, Mr. Cheung was an associate director with Samson Wong & Associates Property Consultancy Limited. He received a B.Sc. degree in building surveying from Leicester Polytechnic.

Mr. Shikiba, Director, Japan Business Development, is responsible for leading the Company's business development efforts in Japan, including evaluating and forming strategic alliances with Japanese companies whose products and/or services offer Quintalinux an opportunity to further strengthen its business lines. Mr. Shikiba brings a strong sales and management background, beginning in sales with Uchida Yoko Co, Ltd., where he received the top sales award four years in a row, from 1989 through 1992. He was promoted to sales manager to develop domestic market sales and, three years later, was promoted to managing director. As managing director, Mr. Shikiba was responsible for developing business in the Chinese market, including setting up local sales offices in China. After retaining his position as managing director through a majority acquisition of Uchida Yoko by Workplace Co., Ltd., he joined Quintalinux. Mr. Shikiba earned a Bachelors degree in applied physics from Tokai University.

"We are very pleased to announce these three highly qualified individuals have joined the Company's board of directors," commented David Lee, CEO of Quintalinux. "Mr. Bleackley, Mr. Cheung, and Mr. Shikiba bring a wealth of professional and managerial experience to the board. In addition, as members of the Company's senior management team, their areas of responsibility will play an important role in the Company's achievement of current goals and future growth objectives, including building long term shareholder value."

Messrs. Bleackley and Cheung report to Chief Executive Officer David Lee, and Mr. Shikiba reports to Chairman Tat Chu.

About Quintalinux:
Quintalinux Limited is a leading technology services provider for business and enterprise clients in the Peoples Republic of China (PRC) and Hong Kong, including a list of large, well-known, blue chip and multinational corporate clients. With over 18 years of experience, the Company is a leading contractor of high-technology, "intelligent building" total solutions, incorporating highly reliable, flexible, and interoperable Linux operating systems in its commercial interior construction and design applications, such as under-floor air conditioning systems, architectural lighting systems, and information displays. Additionally, through a majority-owned subsidiary, the Company is a leading provider of Linux-based applications and systems for businesses and consumers, including Internet and e-commerce solutions.

Some statements in this press release may constitute "forward-looking statements" within the meaning of the "safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

                                      ###